

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 2, 2007

Mr. José N. Chirinos
Chief Financial Officer
Southern Copper Corporation
11811 North Tatum Blvd., Suite 2500
Phoenix, Arizona 85028

> **Re:** **Southern Copper Corporation**
> **Response Letter Dated October 5, 2007**
> **File No. 001-14066**

Dear Mr. Chirinos:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 2 – Summary of Significant Accounting Polices, page A105

Property, page A107

1.   We have considered your response to prior comment number three and note that you capitalize, during the production stage, "Drilling and other costs incurred that are associated with the expansion of capacity." Based on your policy, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs within the mining industry, please expand your accounting policy disclosures to address the items below. Please note that if you intend to request expanding your disclosure in future filings, please provide a sample of your intended disclosure for our review.

- Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

- Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

  o Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

  o You can obtain the benefit and control others access to it, and,

  o The transaction or event giving rise to your right to or control of the benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

- Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents and asset.

- Disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

Note 8 – Income Taxes, page A114

Out of period adjustment, page A116

2.   We have considered your response to prior comment number eight. Please tell us why you did not perform an income statement analysis for each quarter in a manner similar to that performed for the balance sheet. Please note the guidance in SAB Topic 1:N. which states, "The staff believes a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the identified unadjusted error on each financial statement and related financial statement disclosure." We are continuing to assess your quantitative and qualitative materiality assessment and may have further comment after review of your response to this additional comment. In the meantime, please provide an analysis that considers any per-share amounts affected by the identified unadjusted errors for each applicable period.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief